10029602

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8- 65683

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CW Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8848 Cedar Springs Road, Suite 1000
(No. and Street)

Knoxville (City) TN (State) 37923 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Cox 865-690-6886
(Area Code – Telephone Number)

SEC Mail Processing Section

B. ACCOUNTANT IDENTIFICATION

MAR 01 2010

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rodefer, Moss & Co, PLLC
(Name – *if individual, state last, first, middle name*)

Washington, DC
107

608 Mabry Hood road (Address) Knoxville (City) TN (State) 37932 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael E. Cox, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CNI Securities LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Chief Manager
Title

Melissa K Christopher
Notary Public Exp: 11/04/2012

MELISSA K. CHRISTOPHER STATE OF TENNESSEE NOTARY PUBLIC KNOX COUNTY

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

• Certified Public Accountants
• Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO, PLLC

Independent Auditors' Report

CW Securities, LLC
Knoxville, Tennessee

We have audited the accompanying statement of financial condition of CW Securities, LLC, as of December 31, 2009 and the related statements of income, changes in members' equity and cash flows for the year ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CW Securities, LLC, at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information as listed in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
February 26, 2010

CW SECURITES, LLC
Statement of Financial Condition
December 31, 2009

ASSETS		
Current assets		
Cash and cash equivalents	$ 18,438	
Commissions receivable	19,005	
Total current assets		$ 37,443
Office furniture and omputer equipment	11,700	
Accumulated Depreciation	(10,757)	
Net property and equipment		943
Total assets		$ 38,386
LIABILITIES		
Commissions payable	$ 19,251	
Total current liabillities		$ 19,251
MEMBERS' EQUITY		19,135
Total liabilities and members' equity		$ 38,386

See notes to financial statements

CW SECURITIES, LLC
Statement of Income
Year Ended December 31, 2009

REVENUE		
Variable insurance and annuities commissions	$ 788,666	
Mutual fund commissions	176,790	
Fees from advisory services	153,537	
Private placement commissions	41,136	
Interest income	575	
Total Revenues		$ 1,160,704
OPERATING EXPENSES		
Commissions	1,002,141	
Investment advisory fees	64,978	
Wages and contract personnel	52,177	
License, registration and fees	17,296	
Other operating expenses	14,687	
Legal and professional fees	4,555	
Insurance and bonding	1,550	
Depreciation	567	
Total operating expenses		1,157,951
Net income		$ 2,753

See notes to financial statements

CW SECURITIES, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2009

Balance at December 31, 2008	$ 16,382
Net income	2,753
Balance at December 31, 2009	$ 19,135

See notes to financial statements

CW SECURITIES, LLC
Statement of Cash Flows
Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	2,753
Adjustments to reconcile net income to net cash		
Provided by operating activities:		
Depreciation expense		567
(Increase) decrease in assets:		
Commissions receivable		(7,326)
(Increase) decrease in liabilities:		
Commisions payable		8,816
Net cash provided by operating activities		4,810
Cash and cash equivalents at the beginning of the year		13,628
Cash and cash equivalents at the end of the year	$	18,438

See notes to financial statements

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Nature of Activities - CW Securities, LLC (the "Company") is an investment advisory firm, registered in the state of Tennessee and is a member of the National Association of Securities Dealers, Inc., (NASD). The Company sells various investments to its clients who are primarily located in the eastern region of the United States.

Income Taxes - The Company recognizes taxable income under the cash method of accounting. Accordingly, income is recognized in different periods for income tax reporting purposes and financial reporting purposes. Other temporary timing differences result principally from differences in methods of reporting depreciation.

As a limited liability company, all current and deferred federal taxable income of the Company is passed through to the member who is responsible for payment of any federal income taxes thereon. The state of Tennessee taxes the income of limited liability companies to the extent that their income is not subjected to federal self-employment taxes. Accordingly, no Tennessee excise tax has been accrued.

Cash and Cash Equivalents - For purposes of the Statements of Cash Flows, the Company considers investments readily convertible into cash without significant loss due to penalties or interest, deposits in banks, and certificates of deposit to be cash and cash equivalents.

Property and Equipment - Property and equipment was donated by the organizing member during 2003 and fully depreciated at December 31, 2007. The current year computer addition is being depreciated on a straight line basis over three years.

Property and Equipment - Property and equipment are recorded at cost. The cost of property and equipment is depreciated using the straight-line method over the estimated useful lives of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in operations for the period. The cost of repairs and maintenance is charged to expense as incurred.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Subsequent Events - The entity has evaluated events and transactions occurring subsequent to the balance sheet date of December 31, 2009 for items that should potentially be recognized or disclosed in the financial statements. The evaluation was conducted though February 26, 2010.

NOTE 2 - SUBORDINATED LIABILITIES

At December 31, 2009, there were no liabilities which were subordinated to claims of general creditors.

NOTE 3 - RELATED PARTY TRANSACTIONS

An investment advisory firm owned by the organizing member of the Company provides facilities, personnel and office supplies. Related expenses amounted to $28,527 for the year ending December 31, 2009.

Commissions and investment advisory fees paid to one of the Company's Members amounted to $415,622 for the year ending December 31, 2009.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital requirement of the Securities and Exchange Commission under Rule 15c3-1, which requires a minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At year end, the Company's net capital amounted to $18,162 as computed under Rule 15c3-1 which exceeds the minimum capital requirement.

In addition, Rule 15c3-1 requires that the Company's net capital ratio (ratio of aggregate indebtedness to net capital) not exceed 15 to 1. The actual net capital ratio at year end was 1.06 to 1.

NOTE 5 - CONCENTRATIONS

Approximately 55% of the commission expense is earned by a non-member, commissioned representative. Accordingly, a significant portion of the commission revenue results from these transactions.

SUPPLEMENTARY INFORMATION

CW SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
Year Ended December 31, 2009

Total members' equity (From Statement of Financial Condition)	$ 19,135
Nonallowable Assets and Adjustment: Property and Equipment Net Book Value	(943)
Net Capital	$ 18,192
Aggregate Indebtedness	$ 19,251
Minimum Net Capital Required (Greater of $5,000 or 6 2/3% of Aggregate Indebtedness)	$ 5,000
Excess Net Capital	$ 13,192
Excess Net Capital at 1000%	$ 10,692
Ratio of Aggregate Indebtedness to Net Capital	1.06 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(INCLUDED IN PART II OF FORM X-17A-5):

No Reconciliation Necessary

See independent auditors' report.

The Company claims exemption from rule 15c3-3, based upon section (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained.

• Certified Public Accountants
• Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RODEFER MOSS & CO, PLLC

Independent Auditors' Report on Internal Control

To the Members
CW Securities, LLC
Knoxville, Tennessee

In planning and performing our audit of the financial statements of CW Securities, LLC, as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered CW Securities, LLC's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of CW Securities, LLC's internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of CW Securities, LLC's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by CW Securities, LLC including consideration of control activities safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because CW Securities, LLC does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by CW Securities, LLC in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of CW Securities, LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which CW Securities, LLC has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedure listed in the preceding paragraph.

Because of the inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects CW Securities, LLC's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of CW Securities, LLC's financial statements that is more than inconsequential will not be prevented or detected by CW Securities, LLC's internal control.

Tennessee | Kentucky | Indiana

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by CW Securities, LLC's internal control.

Our consideration of internal control over financial reporting was for the limited purpose described in the first and second paragraphs of this section and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control over financial reporting that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that CW Securities, LLC's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the members, management, the SEC, FINRA, and other regulatory agencies which rely on Rule 17a5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
February 26, 2010

CW SECURITIES, LLC

Financial Statements and Supplementary Information

Year Ended December 31, 2009

CW SECURITIES, LLC
Financial Statements and Supplementary Information
December 31, 2009

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